Partners (admitted in Hong Kong)	26th Floor, Gloucester Tower
Justin M. Dolling(4)	The Landmark
David Patrick Eich(1),(3),(4)	15 Queen’s Road Central
Douglas S. Murning(4)	Hong Kong
Nicholas A. Norris(4)
John A. Otoshi(2)	Telephone: +852 3761 3300
Jesse D. Sheley(1)	Facsimile: +852 3761 3301
Dominic W.L. Tsun(2),(4)
Li Chien Wong	www.kirkland.com
David Yun(4),(5)

Registered Foreign Lawyers
Pierre-Luc Arsenault(2)
Christopher Braunack(4)
Albert S. Cho(2)
Michel Debolt(2)
Angela Russo(1)
Benjamin Su(2)
Ashley Young(4)	September 7, 2012
David Zhang(2)
Fan Zhang(1)

VIA EDGAR AND ELECTRONIC SUBMISSION

Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief - Legal
Matthew Crispino, Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Draft Registration Statement

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               China Mobile Games and Entertainment Group Limited
Amendment No. 2 to Registration Statement on Form F-1

Dear Ms. Jacobs, Mr. Shuman and Mr. Crispino:

On behalf of our client, China Mobile Games and Entertainment Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we enclose one copy of the Company’s Amendment No. 2 (“Amendment No. 2”) to the draft Registration Statement on Form F-1 (the “Registration Statement”). Amendment No. 2 has been marked to show changes to Amendment No. 1 to the Registration Statement publicly filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2012.

Set forth below are the Company’s responses to the comments contained in the letter dated September 5, 2012 from the staff of the Commission. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the staff’s letter.

(1) Admitted in the State of Illinois

(2) Admitted in the State of New York

(3) Admitted in the State of Wisconsin

(4) Admitted in England and Wales

(5) Admitted in New South Wales (Australia)

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

For ease of reference, we have set forth the staff’s comments and the Company’s response for each item below.

We wish to thank you and other members of the staff in advance for your review of the enclosed filing.

Note 1. Organization and Basis of Presentation

VIE Arrangement, page F-9

1.                                      We note the termination clause in Section 7.1 to Exhibit 10.21 of the Voting Proxy Agreement provides that during the term of such Agreement Guangzhou Yingzheng or any principal may not terminate the Agreement or the Power of Attorney prior to the expiration of the Agreement; otherwise, it shall pay damages of RMB20 million to Guangzhou Yitongtianxia. Please tell us how you considered the fact that the VIE and/or its Principals can terminate the Agreement for a fee in your consolidation analysis and tell us how the amount of the liquidating damage fee factored into your analysis and conclusions.

The Company respectfully submits that a more accurate translation of the first sentence of Section 7.1 of the Voting Proxy Agreement would change “Yingzheng or any Principal may not” to “Yingzheng or any Principal shall not,” as follows:

“Except as otherwise provided for herein, during the term of this Agreement, Guangzhou Yingzheng or any Principal shall not terminate this Agreement or the Power of Attorney prior to the expiration of this Agreement; otherwise, it shall pay the liquidated damages of RMB 20 million to the Proxy.”

The Company has amended Exhibit 10.21 to reflect this more accurate translation. This language clarifies that the Voting Proxy Agreement cannot be unilaterally terminated by Yingzheng or its shareholders, as the principals, prior to the scheduled expiration date of the agreement. Further, the provision of RMB20 million in liquidated damages serves as a protection to Yitongtianxia, the attorney-in-fact, in the event that the individual principals breach their obligations by terminating the Voting Proxy Agreement before its expiration, and is not a mechanism for the principals to terminate the Voting Proxy Agreement at will for a fee.  Thus, the principals have irrevocably assigned their full voting rights in Yingzheng to Yitongtianxia.  These voting rights were subsequently irrevocably reassigned to 3GUU BVI by Yitongtianxia, pursuant to a power of attorney dated December 16, 2011.

Because the assignment of full voting rights from the principals to the attorney-in-fact is irrevocable, the Company has concluded that the liquidated damages provision in the Voting Proxy Agreement does not impact its consolidation analysis of Yingzheng. In reaching this conclusion, the Company considered that it maintains (i) the power to direct the activities of Yingzheng that most significantly impact Yingzheng’s economic performance, (ii) the right to receive the expected residual returns of Yingzheng, and (iii) the obligation to absorb the expected losses of Yingzheng.

Further, should the principals breach their obligations under the Voting Proxy Agreement by terminating the agreement before its expiration, the principals, each of whom are individuals, will be liable to pay the amount of the liquidated damages to the attorney-in-fact. Under PRC law, either the principal or attorney-in-fact may terminate an “agreement for entrustment,” such as the Voting Proxy Agreement. However, the principal must generally compensate the attorney-in-fact for the greater of (i) any actual losses it incurs as a result of the principal’s termination and (ii) any contracted liquidated damages amount, so long as the liquidated damages are not deemed to be extraordinarily high compared to the actual losses suffered by the attorney-in-fact. This compensation should cover the economic losses actually suffered by the attorney-in-fact as a result of the principal’s termination of the agreement, including interests that the attorney-in-fact would have received had the agreement not been terminated. If the actual losses suffered by the attorney-in-fact are lower than the contracted liquidated damages amount, the principal must compensate the attorney-in-fact the full amount of the liquidated damages. Furthermore, the Company believes that for these individuals, the RMB20 million in liquidation damages, in addition to other damages that they may be held responsible for, is a significant amount.

Exhibit 8.4

2.                                      We note counsel’s statement in paragraph 5 of the opinion that “the statements in the Registration Statement under the section headed ‘Bermuda Taxation’ insofar as such statements constitute summaries of the legal matters…fairly and accurately present the information and summarizes the matters referred to therein.” Please have counsel revise the opinion to state clearly that the prospectus discussion regarding Bermuda taxation is counsel’s opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

In response to the staff’s comment, the Company has filed a revised Exhibit 8.4.

*              *              *

If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

David T. Zhang
of Kirkland & Ellis International LLP

Enclosures

cc:                                 Hendrick Sin, Director, China Mobile Games and Entertainment Group Limited
Ken Chang, China Mobile Games and Entertainment Group Limited
Benjamin Su, Esq., Kirkland & Ellis International LLP
Ringo Choi, Partner, Ernst & Young Hua Ming